UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 0-26762

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEDIATRIX MEDICAL GROUP, INC.

1301 Concord Terrace

Sunrise, Florida 33323-2825

Pediatrix Medical Group

Thrift and Profit Sharing Plan

Report on Audit of Financial Statements

And Supplemental Schedule

As of and For the Years Ended

December 31, 2007 and 2006

Pediatrix Medical Group

Thrift and Profit Sharing Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

Pediatrix Medical Group Thrift and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pediatrix Medical Group Thrift and Profit Sharing Plan as amended and restated (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida

June 27, 2008

Pediatrix Medical Group

Thrift and Profit Sharing Plan

Statements of Net Assets Available for Benefits

As of December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$231,608,017	$185,124,955
Receivables
Employer contributions	10,250,012	8,990,397
Participant contributions	44,629	528,593

	10,294,641	9,518,990
Total assets	241,902,658	194,643,945

Liabilities
Distributions payable	37,826	2,814

Net assets available for benefits at fair value	241,864,832	194,641,131
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	42,828	37,491

Net assets available for benefits	$241,907,660	$194,678,622

The accompanying notes are an integral part of these financial statements.

Pediatrix Medical Group

Thrift and Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to
Investment income
Interest and dividend income	$17,948,806	$12,074,145
Net appreciation in the fair value of investments	7,723,737	5,604,607

Net investment income	25,672,543	17,678,752

Contributions
Employer	10,250,012	8,990,397
Participants	24,485,591	21,805,070

Total contributions	34,735,603	30,795,467

Total additions	60,408,146	48,474,219

Deductions from net assets attributed to
Benefits paid to participants	13,104,121	11,410,987
Administrative expenses	74,987	18,509

Total deductions	13,179,108	11,429,496

Net increase in net assets available for benefits	47,229,038	37,044,723
Net assets available for benefits
Beginning of year	194,678,622	157,633,899

End of year	$241,907,660	$194,678,622

The accompanying notes are an integral part of these financial statements.

Pediatrix Medical Group

Thrift and Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

Pediatrix Medical Group, Inc. (the “Company”) sponsors the Pediatrix Medical Group Thrift and Profit Sharing Plan as amended and restated (the “Plan”) which was adopted on January 1, 1991 and restated as amended in November 2002.

The following description of the Plan is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions and plan termination may be found in the Plan document which is available to all participants upon request.

General

The Plan is a tax qualified defined contribution plan covering substantially all of the Company’s eligible employees and the employees of the professional associations whose operations are consolidated with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Entry Data

An employee becomes eligible to participate in the Plan on the first day of each calendar quarter after having attained age 21.

Contributions

The Company may, at the discretion of its Board of Directors, contribute for each participant a matching contribution determined annually based on a percentage of the participant’s pre-tax contributions. In addition, the Company may also make discretionary profit sharing contributions to the Plan at amounts determined at the end of the Plan year by the Board of Directors.

Effective April 1, 2002, participants may elect to make voluntary pre-tax contributions up to 60 percent of annual compensation including regular salary and wages, overtime pay, bonuses and commissions through payroll deductions. Previously, participants had the option to make voluntary pre-tax contributions, not to exceed 20 percent of their eligible compensation. Such contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Contributions are subject to certain limitations. The maximum pre-tax contributions for the years ended December 31, 2007 and 2006 were $15,500 and $15,000, respectively. In addition to any pre-tax contributions, participants may make after tax contributions, not to exceed 10 percent of the participant’s compensation.

The Plan provides that participants who are projected to be age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make catch-up contributions of up to $5,000 during the years ended December 31, 2007 and 2006.

Rollovers

The Plan accepts rollover contributions from other tax-qualified plans for those participants who choose to invest in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s discretionary contributions and (b) the Plan’s earnings and losses. Allocation of the Plan’s earnings or losses in each investment option are

Pediatrix Medical Group

Thrift and Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

made to the individual participant’s account based on the ratio of each participant’s current account balance in the respective investment option to total Plan participants’ account balances in the respective investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to the Plan in any of the following investment options at December 31, 2007:

•

Fidelity Retirement Money Market Portfolio – Fund seeks to provide a high level of current income as consistent with the preservation of principal and liquidity by investing in U.S. dollar-denominated money market securities and repurchase agreements for those securities. More than 25% of its assets are invested in the financial services industry.

•

Fidelity Managed Income Portfolio – Fund seeks preservation of capital while earning interest income by investing in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities.

•

Fidelity Ginnie Mae Fund – Fund seeks to provide high current income by investing at least 80% of its assets in Ginnie Maes. The fund may also invest in U.S. Government securities and instruments related to U.S. Government securities.

•

Fidelity Investment Grade Bond Fund – Fund seeks to provide a high level of current income by investing in at least 80% of its assets in investment-grade debt securities and in repurchase agreements for those securities.

•

Fidelity Puritan Fund – Fund seeks to provide income and capital growth consistent with reasonable risk by investing approximately 60% in stocks and other equity securities, and the remainder in bonds and other debt securities. The fund will invest at least 25% in fixed income senior securities.

•

Fidelity Blue Chip Growth Fund – Fund seeks to provide long-term capital growth by investing at least 80% of its assets in a diversified portfolio of common stocks of established domestic and foreign companies considered industry leaders.

•	Fidelity Contrafund – Fund seeks to provide capital appreciation by investing in common stocks of domestic and foreign issuers of undervalued companies.

•	Fidelity Equity-Income II Fund – Fund seeks to provide reasonable income by investing 80% of its assets in income-producing domestic and foreign equity securities.

•	Fidelity Fund – Fund seeks to provide long-term capital growth by investing primarily in U.S. and foreign stocks.

•

Fidelity Growth and Income Portfolio – Fund seeks to provide a high total return through a combination of current income and capital appreciation by investing primarily in U.S. and foreign stocks with a focus on those that pay current dividends and show potential for capital appreciation.

•	Fidelity Small Cap Fund – Fund seeks to provide long-term growth of capital by investing at least 80% of its assets in small market capitalizations.

Pediatrix Medical Group

Thrift and Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

•

Fidelity Value Fund – Fund seeks to provide capital appreciation through investing in securities of domestic and foreign companies that possess valuable fixed assets or that are undervalued in the marketplace in relation to assets, earnings, or growth potential.

•

AIM Dynamics Fund—Investor Class – (Formerly INVESCO Dynamics Fund) Fund seeks to provide an increase in investment over the long-term through capital growth by investing primarily in common stocks of U.S. companies traded on national securities exchanges and the over-the counter market. The fund may invest up to 25% of its assets in foreign securities.

•

Neuberger Berman Genesis Fund—Trust Class – Fund seeks to provide growth of capital by investing mainly in common stocks of small-cap companies with solid performance histories and management using the value-oriented investment approach.

•	Spartan U.S. Equity Index Fund – Fund seeks to provide capital appreciation by investing at least 80% of its assets in common stocks included in the S&P 500 and lending securities.

•	Fidelity Overseas Fund – Fund seeks to provide long-term growth of capital by primarily investing 80% of its assets in foreign securities.

•	Fidelity Worldwide Fund – Fund seeks to provide capital growth by investing in securities issued anywhere in the world.

•

Pediatrix Stock Fund – Fund seeks to provide an increase in value of this investment over the long term by investing in the common stock of the Company as well as in short-term investments to allow for buying and selling without the usual trade settlement period for individual stock transactions.

•

Fidelity Freedom 2000 Fund – Fund seeks to provide high total return by investing approximately 26% in domestic equity funds, 31% in investment grade fixed income funds, 5% in high yield fixed income funds, and 38% in Fidelity short-term mutual funds.

•

Fidelity Freedom 2005 Fund – Fund seeks to provide high total return by investing approximately 39% in domestic equity funds, 9% in international equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds, and 12% in Fidelity short-term mutual funds.

•

Fidelity Freedom 2010 Fund – Fund seeks to provide high total return by investing approximately 40% in domestic equity funds, 10% in international equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds, and 10% in Fidelity short-term mutual funds.

•

Fidelity Freedom 2015 Fund – Fund seeks to provide high total return by investing approximately 46% in domestic equity funds, 11% in international equity funds, 31% in investment grade fixed income funds, 6% in high yield fixed income funds, and 6% in Fidelity short-term mutual funds.

•

Fidelity Freedom 2020 Fund – Fund seeks to provide high total return by investing approximately 55% in domestic equity funds, 14% in international equity funds, 24% in investment grade fixed income funds, and 7% in high yield fixed income funds.

•

Fidelity Freedom 2025 Fund – Fund seeks to provide high total return by investing approximately 57% in domestic equity funds, 14% in international equity funds, 21% in investment grade fixed income funds, and 8% in high yield fixed income funds.

Pediatrix Medical Group

Thrift and Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

•

Fidelity Freedom 2030 Fund – Fund seeks to provide high total return by investing approximately 66% in domestic equity funds, 16% in international equity funds, 10% in investment grade fixed income funds, and 8% in high yield fixed income funds.

•

Fidelity Freedom 2035 Fund – Fund seeks to provide high total return by investing approximately 66% in domestic equity funds, 17% in international equity funds, 9% in investment grade fixed income funds, and 8% in high yield fixed income funds.

•

Fidelity Freedom 2040 Fund – Fund seeks to provide high total return by investing approximately 68% in domestic equity funds, 17% in international equity funds, 5% in investment grade fixed income funds, and 10% in high yield fixed income funds.

•

Fidelity Freedom 2045 Fund – Fund seeks to provide high total return by investing approximately 69% in domestic equity funds, 19% in international equity funds, 2% in investment grade fixed income funds, and 10% in high yield fixed income funds.

•

Fidelity Freedom 2050 Fund – Fund seeks to provide high total return by investing approximately 70% in domestic equity funds, 20% in international equity funds, and 10% in high yield fixed income funds.

•

Fidelity Freedom Income Fund – Fund seeks to provide high current income and, as second objective, capital appreciation by investing in 35% in investment grade fixed income funds, 5% in high yield fixed income funds, 40% in Fidelity short-term mutual funds, and 20% in domestic equity funds.

Payment of Benefits

Upon normal retirement, death, disability or termination, participants may elect to receive their vested account balance as a lump-sum distribution; or have their account balance transferred to an individual retirement account or other qualified plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the portion of their accounts related to the Company’s contribution plus related earnings is based on years of credited service. A participant is fully vested after three years of credited service as follows:

Years of Service	Vested Percentage
Less than 1	0%
1	30%
2	60%
3	100%

Participants Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000 reduced by the highest outstanding loan balance in their account during the prior twelve month period. The loans are collateralized by the balance in the participant’s account and bear interest at rates ranging between 5.25% and 9.00%, which is determined by the Plan Administrator. Repayments of principal and interest are credited back to the participant’s account through payroll deductions on a minimum of a quarterly basis. The term of the loan must not exceed five years, except for qualified home loans, which must not exceed ten years.

Pediatrix Medical Group

Thrift and Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

Forfeitures

Forfeitures of the non-vested portion of participant’s account balances related to the Company’s contributions may be used to offset future Company contributions. Forfeitures held in the Plan totaled $119,436 and $62,022 at December 31, 2007 and 2006, respectively.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it reserves the right at any time to amend, modify or terminate the Plan without the consent of any participant or beneficiary. In the event of such termination, the Plan provides that the participants shall become 100 percent vested in their accounts, including all employer contributions.

Plan Administration

The Plan is administered by certain employees of the Company (the “Plan Administrator”). The Plan’s assets were maintained by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan, for the years ended December 31, 2007 and 2006.

New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on its financial statements.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Pediatrix Medical Group

Thrift and Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

Investment Valuation and Income Recognition

The fair value of investments held by the Plan has been determined by the trustee based on quoted market values of publicly traded investments.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The Plan’s investment in the Fidelity Managed Income Portfolio meets this definition.

The Plan presents in the statements of changes in net assets available for benefits, the net appreciation in fair value of investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. All investment transactions are recorded by the Plan as of the trade date. Gains or losses on sale of investments are determined by the specific identification method. Interest income is recorded as earned on an accrual basis. Dividends are recorded based on the ex-dividend date.

Participant Loans

Participant Loans are recorded at cost, which approximates fair value.

Administrative Expenses

All costs incurred in administering the Plan are paid by the Company except for certain broker fees that are paid out of the various investment options.

Pediatrix Medical Group

Thrift and Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

3.	Investments

The following presents investments that represent 5 percent or more of the fair value of the Plan’s net assets at December 31, 2007 and 2006:

Description of Investment	2007	2006
Fidelity Contrafund	$30,689,063	$23,322,582
Fidelity Blue Chip Growth Fund	18,571,503	15,901,083
Neuberger Berman Genesis Fund - Trust Class	18,023,802	13,541,221
Pediatrix Stock Fund	17,091,117	11,781,673
Fidelity Overseas Fund	16,118,436	11,103,774
Fidelity Growth and Income Portfolio	13,646,563	13,029,900
Fidelity Equity-Income II Fund	13,001,463	11,666,383
Fidelity Puritan Fund	12,417,950	11,330,049

During 2007 and 2006, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2007	2006
Mutual Funds	$3,095,153	$4,536,555
Pediatrix Stock Fund	4,628,584	1,068,052

	$7,723,737	$5,604,607

4.	Tax Status

The Plan is an adoption of the standardized prototype plan written by Fidelity Management & Research Company. The prototype sponsor received a favorable determination letter dated December 5, 2001 in which the Internal Revenue Service stated that the prototype plan, as then designated, was in compliance with applicable requirements of the Internal Revenue Code (the “IRC”). The prototype plan underwent an amendment during 2002 and the Internal Revenue Service issued a favorable determination letter dated October 9, 2003 in which the Internal Revenue Service stated that the amendment did not in and of itself adversely affect the Plan’s acceptability under the applicable sections of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement dates. Accordingly, no provision for federal income taxes has been made.

5.	Distributions Payable

Distributions payable pertain to participant pre-tax contributions which exceed the maximum annual dollar limit as established by the IRC. During the years ended December 31, 2007 and 2006, the Plan had a liability for excess contributions of $19,739 and $2,814, respectively. Such amounts have been refunded to the participants within the stipulated twelve month period, in order to bring the Plan into compliance with the IRC.

Pediatrix Medical Group

Thrift and Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

6.	Party-in-Interest Transactions

Certain of the Plan’s investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined in the Plan and, therefore, these transactions qualify as party-in-interest. Participants’ loans are granted and administered by Fidelity and, therefore, these loan transactions qualify as party-in-interest. The Pediatrix Stock Fund invests in the Company’s common stock and, therefore, these investment transactions qualify as party-in-interest. All fees and expenses of the Plan for legal, accounting, recordkeeping and other administrative services are paid by the Company.

7.	Reconciliations of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$241,907,660	$194,678,622
Plus: Distributions payable	—	2,814
Less: Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(42,828)	(37,491)

Net assets available for benefits per the Form 5500	$241,864,832	$194,643,945

The following is a reconciliation of the net increase in net assets per the financial statements to the Form 5500 for the years ended December 31,2007:

2007
Net increase in net assets available for benefits per the financial statements	$47,229,038
Adjustment for administrative expense and other	(8,151)

Net increase in assets available for benefits per the Form 5500	$47,220,887

Pediatrix Medical Group Thrift and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
*	Fidelity Management Trust Company	Fidelity Fund: 238,871.487 shares		$9,519,029
*	Fidelity Management Trust Company	Fidelity Puritan Fund: 652,545.954 shares		12,417,950
*	Fidelity Management Trust Company	Fidelity Contrafund: 419,765.597 shares		30,689,063
*	Fidelity Management Trust Company	Fidelity Investment Grade Bond Fund: 1,173,456.340 shares		8,437,151
*	Fidelity Management Trust Company	Fidelity Growth and Income Portfolio: 500,240.566 shares		13,646,563
*	Fidelity Management Trust Company	Fidelity Value Fund: 90,189.371 shares		6,765,105
*	Fidelity Management Trust Company	Fidelity Overseas Fund: 333,094.359 shares		16,118,436
*	Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund: 421,504.843 shares		18,571,503
*	Fidelity Management Trust Company	Fidelity Worldwide Fund: 455,278.627 shares		9,729,304
*	Fidelity Management Trust Company	Fidelity Equity-Income II Fund: 565,772.985 shares		13,001,463
*	Fidelity Management Trust Company	Fidelity Small Cap Fund: 124,674.405 shares		2,173,075
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio: 11,085,203.220 shares		11,085,203
*	Pediatrix Medical Group, Inc.	Pediatrix Stock Fund: 642,807.381 shares		17,091,117
	INVESCO Funds Group, Inc.	AIM Dynamics Fund - Investor Class: 314,944.983 shares		7,508,288
	Neuberger Berman Management, Inc.	Neuberger Berman Genesis Fund - Trust Class: 365,742.732 shares		18,023,802
*	Fidelity Management Trust Company	Fidelity Ginnie Mae Fund: 278,899.676 shares		3,048,373
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio (Synthetic GIC): 3,983,730.210 shares		3,940,902
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund: 135,770.191 shares		7,046,473
*	Fidelity Management Trust Company	Fidelity Freedom Income Fund: 54,349.561 shares		622,302
*	Fidelity Management Trust Company	Fidelity Freedom 2000 Fund: 48,973.974 shares		605,808
*	Fidelity Management Trust Company	Fidelity Freedom 2005 Fund: 9,880.511 shares		116,491
*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund: 220,411.216 shares		3,266,494
*	Fidelity Management Trust Company	Fidelity Freedom 2015 Fund: 134,733.742 shares		1,680,130
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund: 372,488.715 shares		5,889,047
*	Fidelity Management Trust Company	Fidelity Freedom 2025 Fund: 69,721.061 shares		918,924
*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund: 286,659.067 shares		4,735,608
*	Fidelity Management Trust Company	Fidelity Freedom 2035 Fund: 71,711.776 shares		981,017
*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund: 176,179.516 shares		1,714,227
*	Fidelity Management Trust Company	Fidelity Freedom 2045 Fund: 5,117.549 shares		58,084
*	Fidelity Management Trust Company	Fidelity Freedom 2050 Fund: 4,753.088 shares		54,329
*	Participants’ Loans	Loans to participants, 5.25% - 9.00%, various maturities		2,152,756

				$231,608,017

*	Represents a party-in-interest.
**	Cost omitted for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN

Date: June 27, 2008	By:	/s/ Karl B. Wagner
	Name:	Karl B. Wagner
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document Description
23.1*	Consent of PricewaterhouseCoopers LLP

*	Filed herewith.